CORRIENTE RESOURCES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Year Ended December 31, 2007
(Expressed in Canadian dollars unless otherwise noted)

March 26, 2008

Management’s Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of Corriente Resources Inc. ("Corriente" or "the company") and the notes thereto for the fiscal year ended December 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 and related notes thereto, which are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The accounting policies have been consistently followed in preparation of these financial statements, except that the company has adopted the guidelines governed by Sections 1530, 3855 and 3865 of the CICA Handbook, "Comprehensive Income", "Financial Instruments – Recognition and Measurement" and "Hedges", respectively, commencing January 1, 2007.

All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

The above-referenced financial statements and other information, including the company’s Annual Information Form, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The company’s shares are listed on the Toronto Stock Exchange (under the symbol "CTQ") and on the American Stock Exchange (under the symbol "ETQ").

Cautionary Statement on Forward-Looking Statements

This Management's Discussion and Analysis ("MD&A") contains forward-looking statements that relate to future events or Corriente's future performance. All statements other than statements of historical fact are forward-looking statements. These statements include, but are not limited to, statements concerning the future financial and operating performance of Corriente, its subsidiaries and its current and proposed mineral projects; the future price of copper, gold and other precious and base metals; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; anticipated costs of production; working capital requirements; capital and exploration expenditures; costs and timing of mine development, processing facility construction and the development of new deposits; costs and timing of future exploration; requirements for additional capital; government regulation of mining operations; environmental risks; reclamation expenses; title disputes or claims; limitation of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, general business and economic uncertainties; exploration and mining risks; uncertainties relating to surface rights; the actual results of current exploration activities; realization of resource estimates; ability to obtain financing; actual results of reclamation activities; the outcome of negotiations; conclusions of economic evaluations and studies; changes in project parameters and returns as plans continue to be refined; future prices of copper, gold, and other precious and base metals; increased competition in the mining industry for properties, equipment and qualified personnel; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; the risk of arbitrary changes in law; title risks; risks relating to repatriation of earnings; social and political risks associated with operations in foreign countries; the risk of loss of key personnel; significant fluctuations in the exchange rates for United States and Canadian currency; and delays in the completion of development and construction activities.

The forward-looking statements contained herein are based on a number of assumptions that the company believes are reasonable, but may prove to be incorrect. These assumptions include, but are not limited to, assumptions that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for copper and gold develop as expected; that the company receives regulatory approvals for its exploration and development projects on a timely basis; that the company is able to obtain financing for the company’s development projects on reasonable terms; that engineering and construction timetables and capital costs for the company’s development projects are not incorrectly estimated or affected by unforeseen circumstances; that the company’s reserve estimates are within reasonable bounds of accuracy and that the geological, operational and price assumptions on which they are based are reasonable; and that the company is able to hire the personnel it needs to carry out its business plan.

The foregoing lists of factors and assumptions are not exhaustive. You should also consider carefully the matters discussed under the heading "Risk Factors" elsewhere in this this MD&A. Forward-looking statements contained herein are made as of the date hereof (or of the date of a document incorporated herein by reference, as applicable). The company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because forward-looking statements are inherently uncertain, readers should not place undue reliance on them. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 ("NI 43-101") Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission ("SEC"). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

Significant Events during the Year Ended December 31, 2007

  January – Mirador Project development timeline extended

  June – completion of Plan of Arrangement spin-off of gold exploration targets to Q2 Gold Resources Inc.

  October – work on the amendment of the Environmental Impact Assessment ("EIA") for the Mirador Project resumed

  November – a Preliminary Assessment was completed for the Panantza-San Carlos Project

  December – Machala Port EIA approved by the Ecuador Ministry of Environment

John Drobe, P.Geo., the company’s Chief Geologist, is the Qualified Person as defined by NI 43-101 and responsible for the preparation of the technical disclosure in this document, unless otherwise noted.

General Corporate

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold mineral properties located primarily in the Rio Zamora copper porphyry district (known as the "Corriente Copper Belt"), in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain mineral property concessions in the Corriente Copper Belt, the most advanced of which are the Mirador Project and the Panantza-San Carlos Project. The concessions acquired from BHP Billiton are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, although the company has the option to reduce the NSR to 1% for the Mirador, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such property.

As a key milestone in the development of a large scale responsible mining sector in Ecuador, the company is in negotiations with the Ministry of Mining and Petroleum ("MMP", formerly called the Ministry of Energy and Mines) on a development and investment framework for its mining projects in Ecuador. Efforts to complete this framework are expected to be completed later in 2008.

The principles for development of these projects will be investment in the earth, following the practices of modern responsible mining. Responsible mining will provide a balance between protection for the environment, which is crucial to the people of Ecuador, and jobs and infrastructure development, which are also critically important for this region.

Corriente controls a 100% interest in approximately 62,000 hectares located within the Corriente Copper Belt (the "Belt"). The company has identified four copper and copper-gold porphyry deposits in the Belt: Mirador; Mirador Norte; Panantza; and San Carlos. Corriente continues to move towards construction of a 30,000 tonne per day starter project at its Mirador-Mirador Norte copper-gold project (the "Mirador Project") Additionally, a Preliminary Assessment for a 90,000 tonne per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007.

The company’s executive head office is located in Vancouver, Canada while its Ecuador operations are run from its office located in Quito, Ecuador. The company also has camp locations at the company’s major projects in Ecuador. With the exception of short-term operational requirements for its Ecuador operations, funds have been maintained and controlled in Vancouver, both in Canadian and US dollars. In addition to its core staff located in Vancouver and Quito, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas. At December 31, 2007, the company had 77 employees (2006 – 108).

At present, only the company’s Mirador Project property has proven or probable reserves while any planned exploration programs for the company’s other properties are exploratory searches for proven or probable reserves.

Mirador Project

Extension of Development Timeline, Suspension of Field Work and Updated Technical Report

In September 2006, Corriente’s directors reviewed the development status of the Mirador Project and approved management’s recommendation of the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. The company was working on an accelerated timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

In November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces of Ecuador against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the MMP advised the company to temporarily suspend its Mirador Project fieldwork in order to secure the safety and security of local communities and supporters. This suspension was subsequently formalized in December 2006 by a suspension order from the Sub-Secretary of Environment’s office within the MMP. To date, there has been no change in the status of this suspension order.

On January 25, 2007, the company announced that there would be a delay in the planned start of production at Mirador from late 2008 to approximately mid-2009. This delay was largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This accelerated plan was based on having key permits and government agreements completed by January 2007. Since these permit applications and agreements were still being processed and the company was restricted from resuming planned development activities at Mirador, the company’s directors elected to minimize the Mirador Project obligations. This decision resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador Project to be invoked, for which charges for work incurred of $2,951,000 (US$2,532,000) were accrued at December 31, 2006 and capitalized to mineral properties. The company was able to sell these partially completed assets to third parties in the first quarter of 2007 for net proceeds of $2,750,000 (US$2,382,000), which was received on April 13, 2007 and recorded as a recovery of mineral property expenditures.

In connection with this timeline extension, the company implemented a restructuring of its Ecuador operations to reduce the overall number of its employees while still maintaining a core group of technical and professional staff and increasing its governmental and community affairs activities. The company recorded severance expenses of approximately $1.25 million in 2007 in connection with this restructuring.

Despite the suspension of fieldwork activities at the Mirador Project site, the company was able to continue work in 2007 on enhancements to various engineering aspects of the Project. This additional engineering and feasibility work was recently completed, and the results will be announced in the second quarter of 2008. The related technical report will be filed on SEDAR within 45 days of the announcement of the report. This report will include a summary of the economic model for a first phase 30,000 tonne per day concentrator operation at Mirador.

After all necessary permits are received, project financing is in place, and a construction decision is made, it is Management’s opinion that it would take approximately 24 months to achieve commencement of production at Mirador.

Mirador Norte is located less than 1 km from the planned Mirador Project milling facility. Confirmation of resources at Mirador Norte provides additional options for the development of Mirador, including access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

The resources that have been identified for the Mirador Project are summarized below:

Table of Resources 0.4% Copper Cut-off

Measured and Indicated Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	(ppm)	Ag oz
Mirador	Measured	52,610,000	0.65	753,000,000	210	360,000	1.6	2,770,000
	Indicated	385,060,000	0.60	5,134,000,000	190	2,380,000	1.5	18,760,000

Measured & Indicated		437,670,000	0.61	5,887,000,000	200	2,740,000	1.5	21,530,000

Mirador
Norte	Indicated	171,410,000	0.51	1,921,000,000	89	489,000	-	-
Total Measured & Indicated		609,080,000	0.58	7,808,000,000	169	3,229,000	1.5	21,530,000

Inferred Resources
					Au		Ag
Project	Category	Tonnes	Cu%	Cu (lbs)	(ppb)	Au oz	(ppm)	Ag oz
Mirador	Inferred	235,400,000	0.52	2,708,000,000	170	1,250,000	1.3	9,900,000
Mirador Norte	Inferred	45,820,000	0.51	513,000,000	68	101,000	-	-
Total Inferred				3,221,000,000

The Qualified Person under NI 43-101 for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist.

Environmental Impact Assessment ("EIA")

On May 4, 2006, Corriente announced that the Mirador Project’s EIA was approved by the MMP.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MMP to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MMP in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities carried out in late November and early December 2005.

As a requirement of the MMP’s approval of the EIA, the company was required to post US$3,019,539 (Cdn.$ equivalent at December 31, 2007 – $2,993,269; December 31, 2006 – $3,518,971) in favour of the MMP as a security deposit against the company’s obligations under the EIA. The required security deposit amount is reviewed on an annual basis by the MMP and is expected to be subject to adjustment as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA ("EIAA") to allow for mill, tailings and dump location changes to the original mine plan. Subsequent public consultations were successful. However, the EIAA was rejected by authorities in May 2007 and is currently being revised for re-submittal. As a result of subsequent discussions with the MMP, the company was successful in October 2007 in resuming fieldwork activities related to completion of an EIAA for the Mirador Project. The EIAA will incorporate engineering enhancements completed through 2007 on the Mirador Project.

For the company to receive a mine operating permit for the Mirador Project, approvals for the EIAA and construction and operating-related permit applications must be received from the MMP and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

In December 2007, Corriente announced that the Ministry of Environment (the "MOE") in Ecuador approved the EIA for the company’s port operation in Machala, which is designed to act as a shipping facility for copper concentrates sent to overseas smelters. The company owns a 27 hectare port site on the Santa Rosa Channel in Machala, which is connected to the Mirador Project by a 400 km paved highway. Receipt of the EIA is an important part of the overall Mirador Project approval process and provides the key access for a Pacific shipping route for the company’s copper concentrates. As a requirement of the MOE’s approval of the Machala Port EIA, the company was required to post US$288,000 (Cdn.$ equivalent at December 31, 2007 – $285,494) in favour of the MMP as a security deposit against the company’s obligations under this EIA.

Community Relations and Sustainable Development

The company has designed and implemented a number of community relations ("CR") plan strategies after identifying local and regional communities’ needs as well as the related impacts of the company’s future mining activities on these communities. The company’s CR plans focus on the critical needs of the local and regional communities and federal government and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. Since 2004, the company has actively initiated and provided financial, equipment and manpower resources in the areas of education, employment, health, building assistance, environmental preservation and cultural and economic development programs.

Sustainable development is a process that aims to maintain and improve the quality of life not only for the present generation in areas and communities in which the company works but also for future generations. It involves the integration of three main components: environmental protection, social sustainability and economic sustainability.

Corriente’s approach to business and sustainable development involves implementing strategies beneficial to the community, environment and the country and its economy. The company’s commitment and obligation to these strategies extend beyond standard compliance with national and international guidelines and involve building relationships based on honesty, openness and mutual trust. This is the essence of Corriente’s community relations and sustainable development theme: "El Trato Justo" or "A Fair Deal"

Reflecting the above, the company incurred deferred development costs for the Mirador Project of $14,962,299 (2006 – $20,417,923) for the year ended December 31, 2007, including $3,688,621 (2006 – $8,518,162) for the three-month period ended December 31, 2007.

Plan of Arrangement – spin-off of gold exploration targets

On April 3, 2007, the company announced that its directors had approved the spin-off of the company’s Caya 36 (Tundayme) and Piedra Liza gold properties into a new company, by means of a Plan of Arrangement (the "Arrangement").

The Arrangement was approved by shareholders at the company’s May 24, 2007 Annual and Special General Meeting and closed on June 18, 2007. Under the Arrangement, which was also approved by the British Columbia Supreme Court, the company’s shareholders received shares of a new private company, Q2 Gold Resources Inc. ("Q2 Gold") which holds the gold properties, on the basis of one (1) Q2 Gold share for every three (3) common shares of Corriente held by them at the close of business on June 15, 2007.

In connection with the Arrangement and to assist Q2 Gold with its business objectives, Corriente and Q2 Gold entered into a secured, interest-bearing convertible loan agreement dated April 23, 2007 pursuant to which Corriente agreed to lend Q2 Gold up to $750,000 to be advanced in instalments (the "Loan"). As at December 31, 2007, $460,994, including accrued interest of $24,855, was owed by Q2 Gold to the company. The Loan principal and unpaid interest are due on the earlier of December 31, 2008 and the first date on which Q2 Gold obtains a prospectus filing receipt with respect to any of its securities in any province of Canada. At any time prior to maturity, Corriente can require Q2 Gold to convert, in whole or in part, the principal amount outstanding and accrued interest of the Loan into Q2 Gold Shares at a conversion price equal to $0.10 per share. Q2 Gold can repay any or all of the outstanding Loan at any time prior to maturity or conversion. The company believes the Arrangement and spin-off is not material to the company, therefore note disclosure of discontinued operations is not being presented.

Full details of the transaction were included in the Management Information Circular sent to shareholders in connection with the company’s May 24, 2007 Annual and Special General Meeting of shareholders that is available on SEDAR.

Panantza – San Carlos Project

The Panantza and San Carlos Project concessions are located approximately 40 km north of the Mirador Project. Corriente was approximately halfway through the first phase of a planned 16000 metres of drilling on the Panantza project when these activities were suspended as part of the Mirador Project suspension order referenced above. The drilling was the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity.

Prior to 2006, Panantza was last drilled in late 2000. Results from this previous drilling at Panantza included hole PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and hole PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383 metres of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

Current inferred resources at Panantza have been recently estimated, including the 2006 drilling results. A new block-model based resource estimate, using a 0.4% copper cut-off, reports approximately 463 million tonnes grading 0.66% copper containing 6.7 billion pounds of copper. The 2006 drilling added close to a billion pounds of copper to the previous Panantza resource. Corriente will focus on converting most of this resource to the measured and indicated category during completion of the drill programme.

One objective of the 2006 Panantza drilling program was to define the southern edge of the Panantza mineralization. However, rather than delineate the edge of the Panantza deposit, the 2006 results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate that mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the west.

San Carlos is believed to be the largest copper-molybdenum mineralized porphyry system in the Belt, with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing, drilled by BHP Billiton in 1997 and 1998. The current block-model based, inferred resource estimate based on these drill holes, using at a 0.4% copper cut-off, is 600 million tonnes grading 0.59% copper, containing 7.7 billion pounds of copper. The next phase of drilling will attempt to expand the resources and convert the bulk of the inferred resources to the measured and indicated categories.

A Preliminary Assessment Technical Report for a 90,000 tonne per day combined Panantza-San Carlos copper mining operation was completed and made available on SEDAR in December 2007. Highlights from this study are:

  Base case Net Present Value ("NPV") after tax of US$676 Million and an Internal Rate of Return ("IRR") of 15.1% (using metal prices of US$1.50/lb Cu, US$7.50/oz Ag, US$550/oz Au and US$10.00/lb Mo, 8% discount rate, US$75/tonne and US $0.075/lb treatment and refining charges for Cu). Using US$2.00 copper, the after-tax NPV increases to US$1.718 Billion and the IRR increases to 24.1%.

  Average annual metal production over the first 10 years of approximately 418,000,000 lbs of copper, 22,800 oz gold, 1,110,000 oz silver and 2,800,000 lbs of molybdenum.

  The Report modeled a mine plan based on 678 million inferred tonnes at a grade of 0.62% Cu, 0.05g/t Au, 1.3 g/t Ag and 0.008% Mo with estimated recoveries of 91% Cu, 30% Au (Panantza only), 70% Ag and 43% Mo.

  The cost to produce a pound of payable copper, net of other metal credits, and inclusive of marketing, smelting and transportation costs over the life of mine, is estimated to be US$0.73/lb.

  The Project would generate up to 2,000 jobs during the construction period and could create over five hundred direct and almost 4,000 indirect jobs during the estimated 20 year life.

  Total estimated value of taxes, profit sharing and expenditures within Ecuador over the twenty year Project life is approximately US$6 Billion.

Management of the company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development expertise that has been built around the company’s Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine. The Project has been recommended to proceed to the Feasibility Study stage, which has an estimated budget requirement of approximately US$12 Million. The work would include detailed diamond drilling at both deposits to fully delineate mineralization and provide core for metallurgical and geotechnical studies. This work is planned to extend over a two year period. In addition, a program of extensive community dialogue is planned to ensure that the voice of local residents is reflected in any planned development ideas. Part of this dialogue will include several public consultations, which will form part of the on-going permitting process. Fieldwork is not expected to start until the completion of negotiations with the Ecuador government regarding the lifting of a suspension order that applies to the company’s Mirador, Panantza and San Carlos concessions.

Following is a summary Table of Resources setting out the company’s mineral property resources for its Panantza-San Carlos concession blocks in the Corriente Copper Belt.

Table of Resources 0.4% Copper Cut-off

Inferred Resources
Project	Category	Tonnes	Cu%	Cu (lbs)
Panantza	Inferred*	463,000,000	0.66	6,688,000,000
San Carlos**	Inferred*	600,000,000	0.59	7,738,000,000
	Total Panantza-San Carlos	1,063,000,000	0.62	14,426,000,000
* does not include copper oxide mineralized material that was previously included in resource estimate
** resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cut-off
The Qualified Person for the resource estimates quoted above is John Drobe, P.Geo, Chief Geologist, Corriente Resources Inc.

On January 31, 2008, the company announced that it had started the process of contacting interested parties to become strategic partners in the development of the Panantza – San Carlos Project in southeast Ecuador. To assist in this process, Corriente has engaged the advisory services of Citigroup and Canaccord Adams to secure a majority partner for the Panantza – San Carlos Project. With estimated capital costs in the order of US$1.3 billion, this project is better suited for advancement by a large company having the financial and technical resources required to fast-track its development to production. Bringing on a majority partner for Panantza – San Carlos will allow Corriente to maintain its focus on the Mirador Project.

During the year ended December 31, 2007, the company incurred exploration and development costs of $1,180,939 (2006 – $2,478,768) for the Panantza-San Carlos project, including $258,634 (2006 – $762,113) in the fourth quarter of 2007. The company focused its development efforts for the Panantza-San Carlos Project on its community relations programs in the district, review of the status of all exploration-based EIAs and associated audits and the completion of the Preliminary Assessment.

Other Exploration Projects and Machala Port

For the year ended December 31, 2007, expenditures to develop the company’s concentrate shipping port facility in Machala, Ecuador totalled $231,407 (2006 – $147,113), including $153,239 in the fourth quarter of 2007 (2006 – $118,032). For the year ended December 31, 2007, expenditures to purchase the port facility totalled $Nil (2006 – $1,588,160).

For the year ended December 31, 2007, deferred exploration costs of $98,767 (2006 – $38,045) were attributed to the company’s remaining copper exploration targets in the Corriente Copper Belt, comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Dolorosa concessions, including $68,131 (2006 – $19,270) for the fourth quarter of 2007.

Financial Results of Operations

All of the financial information referenced below is expressed in Canadian dollars (unless otherwise noted) and has been prepared in accordance with Canadian GAAP.

Financial Data for Last Eight Quarters
Three-month period ended	Dec-07	Sep-07	Jun-07	Mar-07	Dec-06	Sep-06	Jun-06	Mar-06
Total revenues (000’s)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
General and
administrative expenses	$ 961	$ 877	$ 973	$ 687	$ 617	$996	$ 878	$ 458
Other expenses
(income)	$ (560)	$ 4,555	$ 6,600	$ 919	$ (1,503)	$ (1,474)	$ (1,105)	$ (270)
Loss (earnings) (000’s)	$ 401	$ 5,432	$ 7,573	$ 1,606	$ (886)	$ (478)	$ (227)	$ 188
Basic and diluted loss
(earnings) per share	$ 0.01	$ 0.07	$ 0.10	$ 0.02	$ (0.01)	$ (0.01)	$ 0.00	$ 0.00

As the company has not had any revenue-producing mineral properties, no mining revenues have been recorded to date. The losses in 2007 were primarily due to foreign exchange losses attributable to the company’s funds being held in US dollars and the significant drop in $C:$US exchange rates. The earnings generated in the last two quarters of 2006 were the result of significant interest income from the investment of the proceeds of the company’s May 2006 public offering. For the second quarter of 2006, the company realized a gain on the receipt and sale of shares received from prior years’ asset sales.

In recent years, the company’s losses largely reflect the impact of foreign exchange losses on holdings of US dollars and the timing of the recording of non-cash stock-based compensation expenses attributable to the Black-Scholes Option Pricing Model calculation of the fair value of stock options vested, offset by interest income earned from cash and cash equivalents on hand.

In periods of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive.

Results for the quarter ended December 31, 2007

During the quarter ended December 31, 2007, the company’s efforts were primarily concentrated on completing the preliminary assessment for the Panantza-San Carlos project, ongoing negotiations with the Ecuador government to lift the suspension of exploration and development activities at the company’s project locations, obtaining approval on the Machala Port EIA and resuming work on the Mirador Project EIAA.

During the fourth quarter of 2007, the company’s cash and cash equivalents balance decreased by $4,410,431, predominantly due to development and exploration costs in Ecuador. The company recorded a net loss in the fourth quarter of 2007 of $400,692 (2006 – income of $885,340), primarily due to management fees, wages, benefits & stock-based compensation costs of $394,103, severance costs at the company’s Mirador operations of $381,233, a foreign exchange loss of $318,936 due to continued weakening of the US dollar and legal and accounting fees in the fourth quarter totalling $274,026, reflecting costs regarding compliance with increased regulatory requirements for the current year, partially offset by the earning of $1,089,878 in interest income and a $110,824 gain on proceeds received on an asset previously written off.

Results for the year ended December 31, 2007

Financial Data for Last Three Fiscal Years
Fiscal year ended	Dec 31-07	Dec 31-06	Dec 31-05
Total revenues (000’s)	$ 0	$ 0	$ 0
Loss (income) before extraordinary items (000’s)	$ 15,012	$ (1,403)	$ 3,344
Loss (income) (000’s)	$ 15,012	$ (1,403)	$ 3,344
Basic and diluted loss (income) per share	$ 0.20	$ (0.02)	$ 0.07
Cash and cash equivalents (000’s)	$ 93,272	$ 127,110	$ 32,441
Total assets (000’s)	$ 178,025	$ 195,997	$ 67,100
Total long-term liabilities (000’s)	$ 0	$ 0	$ 0
Total shareholders’ equity (000’s)	$ 176,147	$ 188,737	$ 66,124
Cash dividends declared per share	$ 0.00	$ 0.00	$ 0.00

For the year ended December 31, 2007, the company had a net loss of $15,011,973 (or $0.20 per share), compared with earnings of $1,403,028 (or $0.02 per share) for 2006 and a loss of $3,344,139 or $0.07 per share in 2005.

Strengthening of the Canadian dollar from US$0.8581 at December 31, 2006 to US$0.9913 at December 31, 2007 accounted for almost all of the loss in 2007, as the company’s foreign exchange loss increased to $15,538,886 in 2007 compared to a foreign exchange gain of $58,667 in 2006 (2005 – foreign exchange loss of $9,379).

Administration expenses increased to $3,498,060 for 2007 (2006 – $2,949,131, 2005 – $2,639,979). Most of this increase was due to an increase of legal and accounting costs (increased in 2007 by $277,993), due mostly to costs related to the Arrangement and work regarding compliance with increased regulatory requirements and an increase in estimated audit fees for the current year. Management fees, wages & benefits increased by $149,787 (including $131,517 for non-cash stock-based compensation) to $1,608,536 in 2007 (2006 – $1,458,749, 2005 - $1,811,185) due to increased staffing costs. Also incurred during 2007 were severance costs totalling $1,256,626 (2006 and 2005 – $Nil) due to a restructuring of the company’s Ecuador operations (see Mirador Project). Consultants fees (included in Other) totaling $91,561 in 2007 (2006 – $33,615, 2005 – $Nil) increased due to project evaluation work performed throughout the year.

For the year ended December 31, 2007, the estimated fair value of the granted options which vested during the year totalled $1,829,296 (2006 – $1,192,942; 2005 - $1,224,274), of which $699,251 (2006 – $567,734; 2005 – $1,224,274) is included in management fees, wages, benefits & stock-based compensation and $1,130,045 (2006 – $625,208; 2005 – $Nil) is included in mineral properties. These amounts reflect the fair value of stock options expensed or capitalized as calculated using the Black-Scholes Option Pricing Model.

In November 2007, the company experienced an accidental loss of its construction barge during a period of unseasonably high Zamora River water levels that had not been seen in over 30 years. The company has received confirmation from its insurance company that the insurance claim made will be paid in full to the company in March 2008. The carrying value of the barge has been written down from $1,401,529 to $611,853 as at December 31, 2007. Costs associated with the reconstruction of the barge will be added to the barge’s carrying value after reconstruction is completed. The related shoreline and barge facilities remain intact.

The company operates within a single operating segment, which is the exploration and development of copper-gold mineral properties. The company’s mineral property interests are in Ecuador, South America, as set out in note 3 of the financial statements.

With the exception of severance costs of $1,256,626 (2006 – $Nil; 2005 – $Nil) in relation to a restructuring and general exploration costs of $Nil (2006 – $37,616; 2005 – $38,535) incurred by the company’s Ecuador operations, the consolidated statements of loss for the years ended December 31, 2007, 2006 and 2005 reflect the Canadian operations.

Share Capital

Outstanding Share Data

The company’s authorized capital consists of an unlimited number (2006 – 100,000,000) of common shares without par value.

As at March 26, 2008, there were 74,937,393 issued and outstanding common shares, and options to purchase an aggregate of 2,892,500 common shares, of which 1,365,005 had vested in accordance with the vesting provisions discussed below:

Incentive Stock Option Plan

Under the company’s Incentive Stock Option Plan (the "Plan"), the number of shares that may be reserved for grant under the Plan is a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option.

The exercise price established for options granted under the Plan is equal to the closing market price of the company’s shares on the Toronto Stock Exchange on the trading day immediately prior to the grant of the option.

Options granted generally have expiry dates five years from the date of grant and the following vesting provisions:

  Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente or the attainment of clearly identified milestones, as determined by the company’s directors.

  Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company’s directors.

The following summarizes the stock options granted in 2007:

Date of grant	Date of expiry	Exercise	Recipients	Granted
		Price
January 1, 2007	January 1, 2012	$4.10	Executive officers	290,000
June 1, 2007	June 1, 2012	$3.66	Directors	125,000
July 12, 2007	July 12, 2012	$4.90	Subsidiary personnel	380,000
July 12, 2007	July 12, 2012	$4.90	Head office personnel	67,500

			Total	862,500

Subsequent to December 31, 2007 the company granted 320,000 options to certain executive officers and other employees at an exercise price of $5.41.

The following is a summary of stock option transactions during 2007:

	Number of	Weighted average
	options	exercise price

Balance at December 31, 2006	2,435,000	$4.05
Granted in 2007	862,500	4.45
Exercised in 2007	(175,000)	3.38
Expired in 2007	(175,000)	3.32
Forfeited/cancelled in 2007	(245,000)	4.91
Balance at December 31, 2007	2,702,500	$4.19

Of the 862,500 options granted in 2007, 73,280 had vested and 15,000 had been forfeited or cancelled as at December 31, 2007. As at December 31, 2007, 1,322,966 of the company’s 2,702,500 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

Related party transactions

Included in management fees and interest income are $60,000 (2006 – $Nil) and $24,855 (2006 – $Nil), respectively, for the year ended December 31, 2007 in respect of administrative services provided by Corriente to Q2 Gold, which has a common Board of Directors and common Officers.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

At December 31, 2007, a convertible loan in the amount of $460,994 (2006 – $Nil) was due from Q2 Gold.

Liquidity and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles ("GAAP"). Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or U.S. GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at December 31, 2007 was $92,193,439, compared to $120,064,518 at December 31, 2006. A foreign exchange loss due to a strengthening of the Canadian dollar subsequent to the conversion to US dollars of most of the company’s cash and cash equivalents, accounted for $15.5 million of the working capital decrease.

The main cash and cash equivalents flows applied to investing activities during the year ended December 31, 2007 were for mineral property expenditures mainly associated with the development of the Mirador Project of $18,544,827 (2006 – $21,553,066, 2005 – $8,642,746 ), and payments to acquire plant and equipment of $1,473,248 (2006 – $1,882,845, 2005 – $154,859). As a requirement of the MMP of Ecuador to approve the Mirador Project’s Environmental Impact Assessment ("EIA"), the company was required in 2006 to post a deposit of US$3,019,539 ($2,993,269) in favour of the MMP as security against the company’s obligations under the Mirador EIA. A similar EIA security deposit in favour of the MMP of US$288,000 ($285,494) was required in 2007 against the company’s obligation under the Machala Port EIA.

The company has no significant financial or other instruments as at December 31, 2007, except that its short-term investments are invested in overnight bank deposits with R1-High investment ratings (DBRS) and as they mature daily, are easily liquidated. The company has no investments in asset-backed commercial paper.

At March 26, 2008, the company had 74,937,393 (December 31, 2007 – 74,927,393) common shares issued and oustanding (fully diluted – 77,829,893 and 77,629,893, respectively).

Historically, the company’s capital requirements have been met by equity subscriptions. While the company’s current working capital is considered sufficient to fund the company’s administrative overhead for the next several years, substantial capital is required to complete the company’s Mirador Project and other Corriente Copper Belt resource developments. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Accounting Estimates, Policies and Standards

When a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and the Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in determining possible impairment of mineral property costs, the fair values of stock options and financial instruments, asset retirement obligations and future income tax assets. The company evaluates its estimates on an on-going basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The company’s estimates form the basis for making judgments about the carrying value for assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Should the company be unable to meet its ongoing obligations, the realizable value of its assets may decline materially from current estimates.

The details of the company’s significant accounting policies are presented in note 2 of the company’s audited consolidated financial statements for the year ended December 31, 2007, which can be found on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company’s financial statements and the uncertainties that could have a bearing on its financial results.

Mineral Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures. The company also capitalizes the costs for future income taxes related to mineral property costs that will not be eligible for deduction against future taxable income.

The amounts shown for mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Mineral property expenditures will be amortized over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

During the period, the capitalized costs are reviewed on a property by property basis to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down to its fair value to recognize the impairment.

Asset impairment

When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063 "Impairment of Long-Lived Assets".

Stock-based Compensation

The company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised can have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. The exercise of options may occur at times different than those estimated, or options may expire unexercised. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model, the assumptions of which can be found in note 6 (c) of the company’s consolidated financial statements for the year ended December 31, 2007. The cost of options granted to directors, employees and non-employees is recognized over the vesting period of the respective options in accordance with Section 3870 and is either expensed or capitalized to mineral properties for grants to individuals working directly on mineral projects.

Environmental protection practices

The company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The company conducts its mineral exploration and development activities in compliance with applicable environmental protection legislation. The company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the company.

Off-balance sheet arrangements

The company has not entered into any off-balance sheet arrangements such as obligations under certain guarantee contracts, retained or contingent interests in assets transferred to an unconsolidated entity, obligations under derivative instruments that are classified as equity or obligations under material variable interests in unconsolidated entities that conduct certain activities such as financing, liquidity, market risk or credit support.

New Accounting Policies

Effective January 1, 2007, the company adopted the guidelines governed by Sections 1530, 3855 and 1506 of the CICA Handbook, "Comprehensive Income", "Financial Instruments – Recognition and Measurement" and "Accounting Changes" and EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation".

Other Comprehensive Income (Section 1530) is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities that are not included in net income (loss) until realized.

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are accounted for using the equity method and not adjusted to fair market value. At December 31, 2007 the company has no investments designated as available for sale. The adoption of Section 1530, Comprehensive Income, did not impact the consolidated balance sheet of the company as at January 1, 2007.

Financial Instruments – Recognition and Measurement (Section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value on initial recognition. Subsequent measurement depends on the classification of the instrument. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are not adjusted to fair value.

The company’s cash balances have been classified as held-for-trading and are recorded at fair value. The company’s cash equivalent balances, which consist of overnight term deposits, have been classified as held-to-maturity and are recorded at amortized cost. The convertible loan receivable (from Q2 Gold) has been classified as a receivable and recorded at amortized cost.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when the risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value with changes in fair value recognized in profit or loss.

Any derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in loss (earnings) for the period. The company had no material derivatives at December 31, 2007. The company does not have any derivative financial instruments at December 31, 2007 or 2006.

All other financial instruments have been recorded at cost. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

The adoption of Section 3855 did not impact the consolidated balance sheet of the company as at January 1, 2007.

Accounting Changes (Section 1506), establishes standards and new disclosure requirements for the selection and reporting of changes in accounting policies and estimates and the reporting of error corrections. It clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application to prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable with a corresponding adjustment made to opening retained earnings. This Section is effective for fiscal years beginning on or after January 1, 2007. The adoption of this new accounting policy did not have a material impact on the consolidated financial statements.

In March 2006, the CICA issued EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" that is effective for fiscal years beginning on or after July 1, 2006. EIC-160 requires the costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations be charged to income in the period in which they are incurred, except when the costs represent betterment to the mineral property. Stripping costs represent betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods and that would otherwise not have been accessible without the stripping activity. When stripping costs are deferred in relation to betterment, the costs are amortized to operations over the reserve accessed by the stripping activity using the units of production method. This Abstract has been adopted by the company as of January 1, 2007 and the adoption of this new accounting policy did not have a material impact on the consolidated financial statements.

Recent Accounting Pronouncements Issued But Not Implemented

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862 "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". These standards are effective for interim and annual consolidated financial statements for the company’s reporting period on January 1, 2008.

Section 1535 establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements and (iv) if it has not complied, the consequences of such noncompliance.

Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In March 2007, the CICA issued the new Handbook Section 3031, "Inventories", which will replace Section 3030, "Inventories." The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last-in, first-out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

CICA Handbook Section 1400, "General Standards on Financial Statement Presentation", has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning on or after January 1, 2008.

Effective January 1, 2009, for the company, Section 3064 replaces Handbook Section 3062, "Goodwill and Intangible Assets" and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

The company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company. Corriente has daily, weekly, monthly and annually-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee (the "CD Committee"), comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. The CD Committee supplements these periodic processes.

Disclosure controls and procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

  identification of continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

  identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

  establishment of timetables for the preparation and adequate review of reportable information.

  procedures for obtaining sign-off on disclosure of reportable information and receipt of written consents from experts whose reports are included or referred to in any disclosure.

   procedures for the identification and timely reporting to the CD Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

  procedures for the identification and reporting to the Audit Committee of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente’s internal controls.

  ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

  ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente’s staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they will be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not being disclosed on a timely basis is very small.

Based upon its evaluation, management has determined that as at December 31, 2007, the company’s disclosure controls and procedures were effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of its annual filings for external purposes in accordance with Canadian and US GAAP.

Internal Controls Over Financial Reporting ("ICFR")

Management has designed, established and is maintaining a system of ICFR to provide reasonable assurance that the financial information disclosed in this MD&A and the related financial statements was prepared by the company for external purposes is reliable and has been recorded, processed, summarized and reported to the company’s Board of Directors and Audit Committee in an accurate and timely manner in accordance with Canadian GAAP and reconciled to U.S. GAAP on an annual basis.

The Chief Executive Officer and the Chief Financial Officer have evaluated whether there were any changes to the company’s ICFR during the most recent interim period ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect the company’s ICFR. No such changes were identified from their evaluation.

Based upon its assessment and those criteria, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2007.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the annual and interim consolidated financial statements and notes thereto and the accompanying MD&A and other information contained therein. Additionally, it is management’s responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company’s management is accountable to the Board of Directors ("directors"), each member of which is elected annually by the shareholders of the company. The directors are responsible for reviewing and approving the annual and interim consolidated financial statements and the MD&A.

Responsibility for the review and approval of the company’s quarterly unaudited interim consolidated financial statements and related MD&A is delegated by the directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management.

The auditors are appointed annually by the shareholders to conduct an audit of the company’s annual consolidated financial statements in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board in the United States. The auditors have complete access to the Audit Committee to discuss audit, financial reporting and other related matters resulting from the annual audit as well as to assist the members of the Audit Committee in discharging their corporate governance responsibilities. Additionally, the Audit Committee pre-approves all audit and non-audit services provided by the company’s auditors.

Corriente’s corporate governance policies are described on the company’s website (www.corriente.com) and in its Management Information Circular prepared for the May 2007 Annual and Special General Meeting of shareholders, which is available for review on SEDAR. The disclosure statement included therein was prepared by the company’s Corporate Governance and Nominating Committee and approved by the directors. An updated version of that material will be included in the Information Circular for the company’s May 2008 Annual General Meeting and be available for review on SEDAR in April 2008.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company’s management believes are most important in the context of the company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvara Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of

President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company’s exploration and development activities (see "Mirador Project") and a delay in the Mirador Project’s development timeline.

Since President Correa’s January 15, 2007 inauguration, his administration focused primarily on exacting electoral and governmental reforms. In April 2007, a National Referendum was held, which approved the creation of a Constitutional Assembly (which would replace Congress). On September 30, 2007, Constitutional Assembly elections were held in which President Correa’s Allianz Pias party had elected 80 of the 130 members of the Constitutional Assembly, thereby giving the President a clear majority in the Assembly.

Since obtaining an Assembly majority, the Correa Administration has moved to engage industry in dialogue regarding foreign investment in Ecuador. This dialogue includes plans to re-work oil and mining agreements in place with multi-national and state-owned companies, which could include new royalty and/or windfall profit tax rates for these sectors.

Recent announcements by the Correa Administration suggest that large-scale mining will play a significant role in the Government’s plans to grow the Ecuador economy for the benefit of all of its people. The company is in continuous dialogue with the MMP and the Correa Administration towards establishing large-scale mining operations in the Corriente Copper Belt.

While management believes that the current political climate in Ecuador will stabilize, there can be no certainty that this will be the case in the near future.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company’s Mirador Project property has proven or probable reserves while any planned exploration programs for the company’s other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk relating to the company’s development of its MIrador and Panantza-San Carlos projects includes the current high demand for major components and resources utilized in a mine’s construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine’s construction schedule if an inordinate demand on metals causes shortages or cost increases.

Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company’s estimated mineral resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Financing Risks

The company has limited financial resources, has no source of operating cash and cash equivalents flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company’s properties will be dependent upon the company’s ability to obtain financing through joint venturing, equity or debt financing or other means. Although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company’s common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of its Mirador Project. Any such indebtedness could contain covenants which would restrict the company’s operations.

Limited Experience with Development-Stage Mining Operations

The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

Base and Precious Metals Prices

The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base and precious metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

Competition

The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

Environmental and other Regulatory Requirements

The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente’s policy is to abide by the regulations and requirements of Ecuador and the company’s EIA’s.

Infrastructure

Mining, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the development of the company’s projects will be commenced or completed on a timely basis, if at all; the company’s operations will achieve anticipated results; or the construction costs and ongoing operating costs associated with the development of the company’s advanced-stage exploration projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the company’s operations and profitability.

Uninsured or Uninsurable Risks

The company may become subject to liability for pollution or hazards against which it cannot insure or may elect not to insure where premium costs are disproportionate to the company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

Title Matters

Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Foreign Subsidiaries

The company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the company’s valuation and stock price.

Dependence on Key Personnel

The company’s development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any officers or other employees.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends

The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company’s securities other than possible capital gains.

Currency Risk

As at December 31, 2007, the company’s expenditures are predominantly made in US dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. Future project development expenditures are expected to be paid in US dollars. As such, the company is subject to risk due to fluctuations in the exchange rates for the US and Canadian dollar. The company has a practice of not entering into foreign currency hedging. Beginning in 2007, the company began maintaining balances in Canadian and US dollars in a proportion related to the magnitude of future mineral property, plant and equipment, and administrative expenditures, and the jurisdictions in which such expenditures will likely be made.

A breakdown by currency of the company’s cash and cash equivalents at year-end was as follows:

		December 31,		December 31,
		2007		2006
Canadian dollar		$15,210,692		$125,063,312
US dollar	US$	78,746,484	US$	1,756,794
Closing exchange rate (Cdn$ to US$)		0.9913		1.1654